Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 August 2, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 932
              Zacks Income Advantage Strategy Portfolio, Series 18
                              File No. 333-182328
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised in during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 932, filed on June 25, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks Income Advantage Strategy Portfolio, Series 18 (the "Trust"). This letter serves to respond to your comments.

Security Selection
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     1. Common Stock/ADR Segment - In the second bullet, please define "payout ratio" and describe how that is determined.

     Response: The disclosure has been revised to state: "Next, common stocks/ADRs, as of the Security Selection Date, which meet all of the following criteria are eliminated: those with market caps not among the largest 1,000, with payout ratios greater than 80% (where payout ratio, reported by Zacks Investment Research, is defined as a company's most recent dividend per share divided by a company's most recently reported earnings per share) and that have liquidity ...."

     2. Please explain what happens in the security selection process if a security has a pending merger, acquisition or bankruptcy.

     Response: The following disclosure has been added: "In the event that a security that has a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security is chosen, that security will be removed and the next security in the list will be selected for inclusion in the portfolio. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg and if the announced date falls before the Security Selection Date, an announcement of an agreement to be acquired in whole for cash or stock from an acquiring company or bankruptcy filing will cause removal."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren